Exhibit 13.1

TRANSCANADA PIPELINES LIMITED – THIRD QUARTER 2007

Quarterly Report

Management’s Discussion and Analysis

The Management’s Discussion and Analysis (MD&A) dated October 29, 2007 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements of TransCanada PipeLines Limited (TCPL or the Company) for the three and nine months ended September 30, 2007. It should also be read in conjunction with the audited Consolidated Financial Statements and notes thereto, and the MD&A contained in TCPL’s 2006 Annual Report for the year ended December 31, 2006. Additional information relating to TCPL, including the Company’s Annual Information Form and other continuous disclosure documents, is available on SEDAR at www.sedar.com under TransCanada PipeLines Limited. Amounts are stated in Canadian dollars unless otherwise indicated. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TCPL’s 2006 Annual Report.

Forward-Looking Information

This MD&A may contain certain information that is forward looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward-looking information. All forward-looking statements are based on TCPL’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TCPL’s actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this MD&A or as otherwise stated, and TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

The Company uses the measures “comparable earnings”, “funds generated from operations” and “operating income” in this MD&A. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures are unlikely to be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on the Company’s operating performance, liquidity and its ability to generate funds to finance its operations. These measures are used by Management to increase comparability of

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financial results between reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations.

Comparable earnings is comprised of net income applicable to common shares from continuing operations adjusted for specific items that are significant and not typical of the Company’s operations. The identification of specific items is subjective and management uses judgement in determining the items to be excluded in calculating comparable earnings. Specific items may include, but are not limited to, certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements and bankruptcy settlements received from former customers. A reconciliation of comparable earnings to net income is presented in the Consolidated Results of Operations section in this MD&A.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Liquidity and Capital Resources section in this MD&A.

Operating income is used in the Energy segment and is comprised of revenues less operating expenses as shown on the consolidated income statement. A reconciliation of operating income to net earnings is presented in the Energy section in this MD&A.

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Consolidated Results of Operations

Reconciliation of Comparable Earnings to Net Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Pipelines
Comparable earnings	163	130	484	403
Specific items:
Bankruptcy settlement with Mirant	–	–	–	18
Gain on sale of Northern Border Partners, L.P. interest	–	–	–	13
Net earnings	163	130	484	434

Energy
Comparable earnings	156	123	352	297
Specific item:
Income tax adjustments	–	–	4	23
Net earnings	156	123	356	320

Corporate
Comparable (expenses)/earnings	(14)	(10)	(45)	(33)
Specific item:
Income tax reassessments and adjustments	15	50	42	60
Net earnings/(expenses)	1	40	(3)	27
Net Income Applicable to Common Shares
Continuing operations (1)	320	293	837	781
Discontinued operations	—	—	—	28
Net Income Applicable to Common Shares	320	293	837	809

(1)	Comparable Earnings	305	243	791	667
	Specific items (net of tax, where applicable):
	Income tax reassessments and adjustments	15	50	46	83
	Bankruptcy settlement with Mirant	–	–	–	18
	Gain on sale of Northern Border Partners, L.P. interest	–	–	–	13
	Net Income Applicable To Common Shares
	from Continuing Operations	320	293	837	781

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TCPL’s net income applicable to common shares and net income from continuing operations (net earnings) in third quarter 2007 were $320 million compared to $293 million in third quarter 2006. The $27-million increase in net income and net earnings in third quarter 2007 compared to 2006 was primarily due to income from the acquisition of ANR in February 2007, higher realized Alberta power prices, the start-up of the Bécancour and Edson facilities, and higher income recorded due to a five-year settlement on the Canadian Mainline approved by the National Energy Board (NEB) in May 2007. Third quarter 2007 net earnings included $15 million of favourable income tax reassessments and associated interest income relating to prior years, compared with an income tax benefit of $50 million recorded in third quarter 2006 relating to the resolution of certain income tax matters with taxation authorities and changes in estimates.

Comparable earnings for third quarter 2007 were $305 million compared to $243 million for the same period in 2006. Comparable earnings excluded the above-mentioned $15-million and $50-million positive income tax reassessments and adjustments in third quarter 2007 and 2006, respectively.

Net income applicable to common shares and net earnings were $837 million for the first nine months in 2007 compared to net income applicable to common shares of $809 million, and net earnings of $781 million for the same period last year. The increase in net income applicable to common shares and net earnings was due to factors discussed above as well as additional positive income tax adjustments of $31 million in the first six months of 2007 due to changes in Canadian federal income tax legislation, the resolution of certain income tax matters and an internal restructuring. These increases were partially offset by decreased earnings from Bruce Power. Net income applicable to common shares and net earnings for the nine months ended September 30, 2006 included approximately $83 million in favourable income tax adjustments and benefits from the resolution of certain income tax matters, reductions in Canadian federal and provincial income tax rates and changes in estimates. In addition, net income and net earnings in 2006 included an $18-million after-tax ($29 million pre-tax) bankruptcy settlement with Mirant Corporation and certain of its subsidiaries (Mirant) and a $13 million after-tax ($23 million pre-tax) gain on the sale of TCPL’s general partner interest in Northern Border Partners, L.P. TCPL’s net income applicable to common shares for the nine months ended September 30, 2006 also included net income applicable to common shares from discontinued operations of $28 million, reflecting bankruptcy settlements with Mirant received in first quarter 2006 related to the Gas Marketing business divested in 2001.

Comparable earnings for the first nine months of 2007 were $791 million, compared to $667 million for the same period in 2006. Comparable earnings for the nine months ended September 30, 2007 excluded positive income tax reassessments and adjustments of $46 million. Comparable earnings for the nine months ended September 30, 2006, excluded $83 million in favourable income tax adjustments, the $18-million bankruptcy settlement with Mirant and the $13-million gain on the sale of TCPL’s interest in Northern Border Partners, L.P.

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Results from each business segment for the three and nine months ended September 30, 2007 are discussed further in the Pipelines, Energy and Corporate sections of this MD&A.

Funds generated from operations of $697 million and $1,867 million for the three and nine months ended September 30, 2007 increased $36 million and $151 million, respectively, compared to the same periods in 2006.

Pipelines

The Pipelines business generated net earnings and comparable earnings of $163 million in third quarter 2007, an increase of $33 million compared to $130 million in third quarter 2006.

Net earnings for the nine months ended September 30, 2007 were $484 million compared to $434 million for the same period in 2006. Excluding the $18-million Mirant settlement in first quarter 2006 and the $13-million gain on the sale of TCPL’s interest in Northern Border Partner’s L.P. in second quarter 2006, comparable earnings increased $81 million compared to 2006.

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Pipelines Results-at-a-Glance
(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Wholly Owned Pipelines
Canadian Mainline	69	59	201	179
Alberta System	32	35	97	102
ANR (1)	19		69
GTN	10	12	26	39
Foothills (2)	6	7	20	21
	136	113	413	341
Other Pipelines
Great Lakes (3)	11	10	36	33
Iroquois	3	4	11	11
Portland	1	6	7	10
PipeLines LP (4)	8	(1)	14	3
Ventures LP	3	3	9	9
TQM	2	2	5	5
TransGas	2	3	10	8
Gas Pacifico/INNERGY	–	1	2	5
Tamazunchale	2		7
Northern Development	(1)	(1)	(3)	(3)
General, administrative, support costs and other	(4)	(10)	(27)	(19)
	27	17	71	62
Comparable earnings	163	130	484	403
Bankruptcy settlement with Mirant	–	–	–	18
Gain on sale of Northern Border Partners, L.P. interest	–	–	–	13
Net Earnings	163	130	484	434

(1)  ANR’s results include operations since February 22, 2007.

(2) Foothills’ results reflect the combined operations of Foothills and the BC System. Effective April 1, 2007, Foothills and BC System were integrated.

(3) Great Lakes’ results reflect TCPL’s 53.55 per cent ownership in Great Lakes since February 22, 2007 and 50 per cent ownership prior to that date.

(4) PipeLines LP’s results include TCPL’s effective ownership of an additional 15 per cent in Great Lakes as a result of TCPL’s 32.1 per cent interest in PipeLines LP since February 22, 2007.

Wholly Owned Pipelines

Canadian Mainline’s net earnings increased $10 million and $22 million for the three and nine months ended September 30, 2007, respectively, compared to the corresponding periods in 2006. These increases reflect the impact of a five-year tolls settlement (the Settlement) with interested stakeholders effective January 1, 2007 to December 31, 2011 on the Canadian Mainline. The Settlement was approved by the NEB in May 2007 and included an increase in the deemed common equity ratio from 36 per cent to 40 per cent.

As a result of the Settlement, Canadian Mainline’s net earnings for the three and nine months ended September 30, 2007 increased due to the higher deemed common equity ratio compared to the same period in the prior year.

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In addition, Canadian Mainline’s net earnings were positively impacted by certain performance-based incentive arrangements and operations, maintenance and administrative  cost savings. Partially offsetting these increases were the negative impacts of a lower rate of return on common equity (ROE) of 8.46 per cent in 2007 (8.88 per cent in 2006) and a lower average investment base.

The Alberta System’s net earnings decreased $3 million and $5 million for the three and nine months ended September 30, 2007, respectively, compared to the same periods in 2006. The decreases were primarily due to a lower investment base and a lower ROE in 2007. Earnings in 2007 reflect an ROE of 8.51 per cent compared to an ROE of 8.93 per cent in 2006, both on a deemed common equity ratio of 35 per cent.

For the three and nine months ended September 30, 2007, ANR’s net earnings were $19 million and $69 million, respectively, which are generally in line with the Company’s expectations. TCPL completed the acquisition of ANR on February 22, 2007 and included its net earnings from this date. ANR’s revenues are primarily derived from its interstate natural gas transmission, storage, gathering and related services. Due to the seasonal nature of the business, ANR’s volumes, revenues and net earnings are generally expected to be higher in the winter months.

GTN’s net earnings for the three and nine months ended September 30, 2007 decreased $2 million and $13 million, respectively, from the same periods in 2006 primarily due to lower operating revenues in 2007 as a result of lower volumes contracted on a long-term firm basis and a higher provision taken in 2007 for non-payment of contract transportation revenues from a subsidiary of Calpine Corporation that filed for bankruptcy protection. Pending resolution of GTN’s current rate case filing, GTN is recording its 2007 revenues at 2006 rates. As a result, GTN has been recording a provision for rate refund equal to the difference in transportation revenue based on GTN’s interim 2007 rates and the rates that were in effect in 2006.

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Operating Statistics

	Canadian		Alberta			Gas Transmission Northwest
Nine months ended September 30	Mainline(1)		System(2)		ANR (3) (4)	System(3)		Foothills(5)
(unaudited)	2007	2006	2007	2006	2007	2007	2006	2007	2006
Average investment base
($millions)	7,323	7,450	4,236	4,293	n/a	n/a	n/a	824	856
Delivery volumes (Bcf)
Total	2,359	2,209	2,994	3,033	829	600	592	1,058	1,051
Average per day	8.6	8.1	11.0	11.1	3.8	2.2	2.2	3.9	3.9

(1)

Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the nine months ended September 30, 2007 were 1,655 Bcf (2006 - 1,694 Bcf); average per day was 6.1 Bcf (2006 - 6.2 Bcf).

(2)	Field receipt volumes for the Alberta System for the nine months ended September 30, 2007 were 3,064 Bcf (2006 - 3,133 Bcf); average per day was 11.2 Bcf (2006 - 11.5 Bcf).
(3)

ANR and the Gas Transmission Northwest System results are not impacted by current average investment base as these systems operate under a fixed rate model approved by the U.S. Federal Energy Regulatory Commission (FERC).

(4)	ANR includes results of pipeline operations since February 22, 2007.
(5)	Foothills reflects the combined operations of Foothills and the BC System. Effective April 1, 2007, Foothills and BC System were integrated.

Other Pipelines

TCPL’s proportionate share of net earnings from Other Pipelines was $27 million for the three months ended September 30, 2007 compared to $17 million for the same period in 2006. The increase is primarily due to increased earnings from PipeLines LP and lower project development costs. PipeLines LP’s earnings increased primarily due to TCPL’s increased partnership interest and PipeLines LP’s acquisition of a 46.45 per cent interest in Great Lakes on February 22, 2007, as well as an adjustment recorded in third quarter 2007 related to TCPL’s increased ownership. Project development costs decreased due to the timing of costs incurred relative to the same period last year and the capitalization of project costs related to the Keystone oil pipeline extension in third quarter 2007. Net earnings also increased in third quarter 2007 due to earnings from Tamazunchale, which commenced operations in December 2006. These increases were partially offset by decreased earnings from Portland, in comparison to the prior year, due to a bankruptcy settlement received in 2006.

Net earnings for the nine months ended September 30, 2007 were $71 million compared to $62 million in the same period in 2006. Net earnings increased in 2007 primarily due to increased earnings from Tamazunchale and PipeLines LP, as discussed above, partially offset by higher project development and support costs related to growing the Pipelines business.

The Company is currently evaluating the impact of Mexico’s Corporate Flat Rate Tax legislation, which passed into law on October 1, 2007. The Company anticipates that the legislation will not have a material impact on its financial statements.

As at September 30, 2007, TCPL had advanced $135 million to the Aboriginal Pipeline Group with respect to the Mackenzie Gas Pipeline Project (MGP)

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and had capitalized $204 million related to the Keystone oil pipeline.

TCPL and its co-venturers on the MGP continue to pursue the development of the project, focusing on the regulatory process and discussions with the Canadian federal government on fiscal framework. Project timing is uncertain and is conditional upon regulatory and fiscal matters. TCPL’s ability to recover its investment remains dependent on the successful outcome of the project.

Energy

Energy’s net earnings of $156 million in third quarter 2007 increased $33 million compared to $123 million in third quarter 2006.

Energy’s net earnings for the nine months ended September 30, 2007 of $356 million increased $36 million compared to $320 million for the same period in 2006. Excluding the $4 million of income tax adjustments in 2007 and $23 million of income tax adjustments in 2006, Energy’s comparable earnings for the nine months ended September 30, 2007 increased $55 million.

Energy Results-at-a-Glance
(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Bruce Power	64	72	124	176
Western Power Operations	120	84	250	188
Eastern Power Operations	52	40	189	132
Natural Gas Storage	39	24	89	63
General, administrative, support costs and other	(38)	(35)	(113)	(100)
Operating income	237	185	539	459
Financial charges	(6)	(5)	(16)	(17)
Interest income and other	2	2	8	5
Income taxes	(77)	(59)	(179)	(150)
Comparable Earnings	156	123	352	297
Income tax adjustments	–	–	4	23
Net earnings	156	123	356	320

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Bruce Power

Bruce Power Results-at-a-Glance(1)	Three months ended September 30		Nine months ended September 30
(unaudited)	2007	2006	2007	2006
Bruce Power (100 per cent basis)
(millions of dollars)
Revenues
Power	517	478	1,427	1,396
Other (2)	35	15	85	43
	552	493	1,512	1,439
Operating expenses
Operations and maintenance	(239)	(210)	(793)	(656)
Fuel	(23)	(26)	(76)	(68)
Supplemental rent	(43)	(42)	(128)	(127)
Depreciation and amortization	(43)	(34)	(115)	(99)
	(348)	(312)	(1,112)	(950)
Operating Income	204	181	400	489

TCPL’s proportionate share	69	69	137	170
Adjustments	(5)	3	(13)	6
TCPL’s operating income from
Bruce Power	64	72	124	176

Bruce Power - Other Information
Plant availability
Bruce A	79%	86%	81%	76%
Bruce B	96%	92%	88%	94%
Combined Bruce Power	90%	90%	86%	88%
Sales volumes (GWh) (3)
Bruce A - 100 per cent	2,610	2,850	7,930	7,440
Bruce B - 100 per cent	6,820	6,540	18,620	19,790
Combined Bruce Power - 100 per cent	9,430	9,390	26,550	27,230
TCPL’s proportionate share	3,427	3,448	9,747	9,848
Results per MWh (4)
Bruce A power revenues	$60	$59	$59	$58
Bruce B power revenues	$53	$48	$52	$49
Combined Bruce Power revenues	$55	$51	$54	$51
Combined Bruce Power fuel	$3	$3	$3	$2
Combined Bruce Power operating expenses (5)	$36	$32	$41	$34
Percentage of output sold to spot market	52%	33%	45%	37%

(1)	All information in the table includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.
(2)

Includes fuel cost recoveries for Bruce A of $9 million and $26 million for the three and nine months ended September 30, 2007, respectively ($9 million and $19 million for the three and nine months ended September 30, 2006, respectively). Includes changes in fair value of held-for-trading derivatives of $18 million and $36 million for the three and nine months ended September 30, 2007, respectively (nil for each of the three and nine months ended September 30, 2006).

(3)	Gigawatt hours.
(4)	Megawatt hours.
(5)	Net of fuel cost recoveries.

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TCPL’s operating income of $64 million from its investment in Bruce Power decreased $8 million in third quarter 2007 compared to third quarter 2006 primarily due to higher post-employment benefit and other employee-related costs, higher costs associated with planned and unplanned outages (mainly at Bruce A), and lower positive purchase price amortizations related to the expiry of power sales agreements. These impacts were partially offset by higher revenues resulting primarily from higher realized prices.

TCPL’s share of Bruce Power’s generation for third quarter 2007 of 3,427 GWh is consistent with third quarter 2006 generation of 3,448 GWh. Bruce Power prices achieved during third quarter 2007 (excluding other revenues) were $55 per MWh compared to $51 per MWh in third quarter 2006. Bruce Power’s combined operating expenses (net of fuel cost recoveries) in third quarter 2007 increased to $36 per MWh from $32 per MWh in third quarter 2006 which, consistent with the nine-months results, was primarily due to higher employee-related and planned outage costs, and slightly lower output.

Approximately 25 reactor days of planned maintenance outages as well as approximately 12 reactor days of unplanned outages occurred on the six operating units in third quarter 2007. In third quarter 2006, Bruce Power experienced approximately 22 reactor days of planned maintenance outages and 20 reactor days of unplanned outages. The Bruce Power units ran at a combined average availability of 90 per cent in both third quarter 2007 and 2006.

TCPL’s operating income from its investment in Bruce Power for the nine months ended September 30, 2007 was $124 million compared to $176 million for the same period in 2006. The decrease of $52 million was primarily due to higher post-employment benefit and other employee-related costs, reduced output, higher costs associated with planned and unplanned outages, and lower positive purchase price amortizations related to the expiry of power sales agreements. Partially offsetting these decreases was the impact of higher realized prices.

The overall plant availability percentage in 2007 is expected to be in the low 90s for the four Bruce B units and in the high 70s for the two operating Bruce A units. Two planned outages were scheduled for Bruce A Unit 3 in 2007. The first planned one month outage was completed in May. A second outage that began late in third quarter 2007 is expected to last approximately one and a half months. Similarly, there were two planned outages for Bruce A Unit 4 in 2007, one completed in April and a second one completed in September. A planned two and a half month maintenance outage for Bruce B Unit 6 was completed in April.

Income from Bruce B is directly impacted by the fluctuations in wholesale spot market prices for electricity. Net earnings from both Bruce A and Bruce B units are impacted by overall plant availability, which in turn is impacted by scheduled and unscheduled maintenance. As a result of a contract with the Ontario Power Authority (OPA), all of the output from Bruce A in third quarter 2007 was sold at a fixed price of $59.69 per MWh (before recovery of fuel costs from the OPA) compared to $58.63 per MWh for third quarter 2006. Sales from the Bruce B Units 5 to 8 were subject to a floor price of $46.82 per MWh in third quarter 2007 and $45.99 per MWh in third quarter 2006. Both the Bruce A and Bruce B reference prices are adjusted annually for inflation on April 1. In first quarter

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2007, the Bruce A fixed price was $58.63 per MWh (2006 - $57.37 per MWh) and the Bruce B floor price was $45.99 per MWh (2006 - $45.00 per MWh). Payments received pursuant to the Bruce B floor price mechanism are subject to a recapture payment dependent on annual spot prices over the term of the contract. Bruce B net earnings do not include any amounts received under this floor price mechanism to date. To further reduce its exposure to spot market prices, Bruce B has entered into fixed price sales contracts to sell forward approximately 2,500 GWh of output for the remainder of 2007 and 8,600 GWh for 2008.

The capital cost of Bruce A’s revised four-unit, seven-year restart and refurbishment project is expected to total approximately $5.25 billion, with TCPL’s share being approximately $2.6 billion. As at September 30, 2007, Bruce A had incurred capital costs of $1.8 billion with respect to the revised restart and refurbishment project.

Western Power Operations

Western Power Operations Results-at-a-Glance
(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Revenues
Power	325	311	832	807
Other (1)	22	32	71	134
	347	343	903	941
Commodity purchases resold
Power	(172)	(194)	(486)	(534)
Other (2)	(18)	(27)	(53)	(103)
	(190)	(221)	(539)	(637)
Plant operating costs and other	(32)	(32)	(100)	(100)
Depreciation	(5)	(6)	(14)	(16)
Operating income	120	84	250	188

(1)	Other revenue includes Cancarb Thermax and natural gas sold.
(2)	Other cost of sales includes the cost of natural gas sold.

Western Power Operations Sales Volumes
(unaudited)	Three months ended September 30		Nine months ended September 30
(GWh)	2007	2006	2007	2006
Supply
Generation	560	599	1,683	1,622
Purchased
Sundance A & B and Sheerness PPAs	2,860	3,283	8,990	9,520
Other purchases	362	455	1,227	1,460
	3,782	4,337	11,900	12,602
Sales
Contracted	2,845	3,261	9,354	9,236
Spot	937	1,076	2,546	3,366
	3,782	4,337	11,900	12,602

Western Power Operations’ operating income of $120 million in third quarter 2007 increased $36 million compared to $84 million in third quarter 2006. This increase was primarily due to increased margins from

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the Alberta power purchase arrangements (PPA) resulting from higher overall realized power prices and lower PPA costs, partially offset by lower volumes. Higher prices were realized despite a three per cent decrease in average Alberta spot market prices, due to recontracting at higher prices. Western Power Operations’ strategy is to reduce its exposure to lower spot market prices by contracting the majority of volumes and selling fewer volumes into the spot market.

Purchased volumes of 2,860 GWh in third quarter 2007 decreased 423 GWh compared to third quarter 2006 primarily due to a planned outage at the Sundance B facility.

Western Power Operations manages the sale of its supply volumes on a portfolio basis. A portion of its supply is held for sale in the spot market for operational reasons and the amount of supply volumes eventually sold into the spot market is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management assists in minimizing costs in situations where Western Power Operations would otherwise have to purchase electricity in the open market to fulfill its contractual sales obligations. Consistent with third quarter 2006, approximately 25 per cent of power sales volumes were sold into the spot market in third quarter 2007. To reduce its exposure to spot market prices on uncontracted volumes, as at September 30, 2007, Western Power Operations had fixed-price power sales contracts to sell approximately 2,600 GWh for the remainder of 2007 and 7,600 GWh for 2008.

Western Power Operations’ operating income for the nine months ended September 30, 2007 increased $62 million to $250 million compared to the same period in 2006. This increase was primarily due to higher overall realized power prices and lower PPA costs.

Eastern Power Operations

Eastern Power Operations Results-at-a-Glance (1)
(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Revenue
Power	392	192	1,135	527
Other (2)	39	49	186	224
	431	241	1,321	751
Commodity purchases resold
Power	(226)	(94)	(586)	(284)
Other (2)	(38)	(47)	(163)	(196)
	(264)	(141)	(749)	(480)
Plant operating costs and other	(103)	(53)	(347)	(118)
Depreciation	(12)	(7)	(36)	(21)
Operating income	52	40	189	132

(1)	Includes Bécancour and Baie-des-Sables effective September 17, 2006 and November 21, 2006, respectively.
(2)	Other includes natural gas.

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Eastern Power Operations Sales Volumes (1)
(unaudited)	Three months ended September 30		Nine months ended September 30
(GWh)	2007	2006	2007	2006
Supply
Generation	1,915	1,039	5,966	2,693
Purchased	2,087	934	5,175	2,331
	4,002	1,973	11,141	5,024
Sales
Contracted	3,913	1,829	10,707	4,715
Spot	89	144	434	309
	4,002	1,973	11,141	5,024

(1)	Includes Bécancour and Baie-des-Sables effective September 17, 2006 and November 21, 2006, respectively.

Eastern Power Operations’ operating income of $52 million and $189 million for the three and nine months ended September 30, 2007, respectively, increased $12 million and $57 million, compared to the same periods in 2006. The increase was primarily due to incremental income earned in 2007 from the startup of the 550 MW Bécancour cogeneration plant in September 2006 and payments received under the newly designed forward capacity market in New England, partially offset by decreased generation from the TC Hydro facilities resulting from reduced water flows.

Generation volumes in third quarter 2007 of 1,915 GWh increased 876 GWh compared to 1,039 GWh generated in third quarter 2006 primarily due to the placing into service of the Bécancour facility, partially offset by decreased output from the TC Hydro generation assets resulting from reduced water flows.

Eastern Power Operations’ power revenues of $392 million increased $200 million in third quarter 2007, compared to third quarter 2006, primarily due to the placing into service of the Bécancour and Baie-des-Sables facilities, increased sales volumes to commercial and industrial customers, and revenue received under the newly designed forward capacity market in New England. Power commodity purchases resold of $226 million and purchased power volumes of 2,087 GWh were significantly higher in third quarter 2007, compared to third quarter 2006, primarily due to the impact of increased purchases to supply increased sales volumes to wholesale, commercial and industrial customers. Plant operating costs and other of $103 million, which includes fuel gas consumed in generation, increased in third quarter 2007 from the prior year primarily as a result of the startup of the Bécancour facility.

In third quarter 2007, approximately two per cent of power sales volumes were sold into the spot market compared to approximately seven per cent in third quarter 2006. Eastern Power Operations is focused on selling the majority of its power under contract to wholesale, commercial and industrial customers, while managing a portfolio of power supplies sourced from its own generation and wholesale power purchases. To reduce its exposure to spot market prices, as at September 30, 2007, Eastern Power Operations entered into fixed price power sales contracts to sell approximately 4,000 GWh for the remainder of 2007 and 12,400 GWh for 2008,

THIRD QUARTER REPORT 2007	TCPL [15

although certain contracted volumes are dependent on customer usage levels.

Power Plant Availability

Weighted Average Power Plant Availability (1)
	Three months ended September 30		Nine months ended September 30
(unaudited)	2007	2006	2007	2006
Bruce Power	90%	90%	86%	88%
Western Power Operations	91%	94%	93%	86%
Eastern Power Operations (2)	99%	98%	97%	97%
All plants, excluding Bruce Power	97%	97%	95%	94%
All plants	94%	93%	92%	90%

(1)	Plant availability represents the percentage of time in the period that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.
(2)	Eastern Power Operations includes Bécancour and Baie-des-Sables effective September 17, 2006 and November 21, 2006, respectively.

Natural Gas Storage

Natural Gas Storage operating income of $39 million in third quarter 2007 increased $15 million compared to $24 million in third quarter 2006. Natural Gas Storage operating income of $89 million for the nine months ended September 30, 2007 increased $26 million compared to $63 million for the same period in 2006. These increases were primarily due to incremental income earned in 2007 from the startup of the Edson facility in December 2006.

TCPL manages its natural gas storage assets’ exposure to seasonal natural gas price spreads by hedging storage capacity with a portfolio of third party storage capacity leases and proprietary natural gas purchases and sales. Earnings from third party storage capacity leases are recognized evenly over the term of the lease. Earnings for proprietary natural gas sales, exclusive of unrealized gains or losses from changes in fair value, are recognized when the natural gas is sold which typically occurs during the winter withdrawal season.

The change in the fair value of the proprietary forward purchase and sale contracts was primarily offset by the change in the fair value of the related inventory. The net change in the fair values of the proprietary natural gas storage inventory and forward contracts included in income in third quarter 2007 was not significant.

General, Administrative and Support Costs

General, administrative and support costs of $38 million and $113 million for the three and nine months ended September 30, 2007, respectively, increased $3 million and $13 million, compared to the same periods in 2006. The increases were primarily due to higher business development costs associated with growing the Energy business.

As at September 30, 2007, TCPL had capitalized $37 million related to the Broadwater liquefied natural gas project.

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Corporate

Corporate net earnings for the three months ended September 30, 2007 were $1 million compared to $40 million for the same period in 2006. Corporate’s net earnings decreased due to $15 million of favourable income tax reassessments and associated interest income in 2007 relating to prior years, compared to a $50-million income tax benefit in 2006 arising from a resolution of certain income tax matters with taxation authorities and changes in estimates. Gains on derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations and the impact of positive tax rate differentials were offset by higher financial charges, primarily as a result of financing the ANR and Great Lakes acquisitions. Corporate’s comparable expenses were $14 and $10 million in third quarter 2007 and 2006, respectively, which excludes the $15-million and $50-million income tax reassessments and adjustments.

Net expenses from Corporate for the nine months ended September 30, 2007 were $3 million and net earnings for the same period in 2006 were $27 million, respectively. Corporate’s earnings decreased for the same reasons discussed above, as well as income tax reassessments and adjustments of $42 million and $60 million for the nine months ended September 30, 2007 and 2006, respectively. Corporate’s comparable expenses were $45 million and $33 million for the nine months ended September 30, 2007 and 2006, respectively. Comparable expenses excluded the $42-million and $60-million favourable income tax reassessments and adjustments.

Liquidity and Capital Resources

Funds Generated from Operations

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006
Cash Flows
Funds generated from operations (1)	697	661	1,867	1,716
Decrease/(increase) in operating working capital	146	(43)	272	(136)
Net cash provided by operations	843	618	2,139	1,580

(1)	For further discussion on funds generated from operations refer to the Non-GAAP Measures section in this MD&A.

Net cash provided by operations increased $225 million and $559 million in the three and nine months ended September 30, 2007, respectively, compared to the same periods in 2006. The increase in net cash provided by operations was primarily due to an increase in funds generated from operations and a decrease in operating working capital. Funds generated from operations were $697 million and $1.9 billion for the three and nine months ended September 30, 2007, respectively, compared to $661 million and $1.7 billion for the same periods in 2006. These increases were mainly due to an increase in cash generated through earnings.

TCPL expects that its ability to generate adequate amounts of cash in the short and long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth remains substantially unchanged since December 31, 2006.

THIRD QUARTER REPORT 2007	TCPL [17

Investing Activities

Acquisitions, net of cash acquired, for the nine months ended September 30, 2007 were $4.2 billion primarily due to the acquisition of ANR and the additional 3.55 per cent interest in Great Lakes for approximately US$3.4 billion, including US$491 million of assumed long-term debt. TCPL began consolidating ANR and Great Lakes in the Pipelines segment subsequent to the acquisition date of February 22, 2007. The acquisition was financed with a combination of proceeds from the Company’s  issuance of common shares, cash on hand and funds drawn on loan facilities. Acquisitions also include PipeLines LP’s acquisition of a 46.45 per cent interest in Great Lakes for approximately US$942 million, including US$209 million of assumed long-term debt. The acquisition was financed with debt facilities and a private placement offering of PipeLines LP units, which included a US$312-million investment by TCPL.

Acquisitions for nine months ended September 30, 2006 were $358 million and related to the purchase of an additional 20 per cent general partnership interest in Northern Border Pipeline Company by PipeLines LP.

For the three and nine months ended September 30, 2007, capital expenditures totalled $364 million (2006 - $372 million) and $1.1 billion (2006 - $1.0 billion), respectively, and primarily related to the restart and refurbishment of Bruce A Units 1 and 2, the construction of new power plants in Energy and capital expenditures in Pipelines.

In the nine months ended September 30, 2006, disposition of assets, net of current income tax, generated $23 million related to the sale of TCPL’s 17.5 per cent general partner interest in Northern Border Partners, L.P.

Financing Activities

TCPL retired $64 million and $859 million of long-term debt in the three and nine months ended September 30, 2007, respectively ($4 million and $352 million for the three and nine months ended September 30, 2006, respectively) and issued $5 million and $2.6 billion of long-term debt and junior subordinated notes for the three and nine months ended September 30, 2007, respectively (nil and $1.3 billion for the three and nine months ended September 30, 2006, respectively). TCPL’s notes payable increased $413 million and $156 million in the three and nine months ended September 30, 2007, respectively, compared to an increase of $4 million and a decrease of $449 million for the three and nine months ended September 30, 2006, respectively. The Company redeemed $488 million of preferred securities in third quarter 2007.

On October 5, 2007, TCPL issued US$1.0 billion of senior unsecured notes (Notes). The Notes mature on October 15, 2037 and bear interest at a rate of 6.20 per cent. The effective interest rate at issuance was 6.30 per cent. The Notes were issued under a debt shelf prospectus in the U.S., filed in September 2007, which qualifies for issuance US$2.5 billion of debt securities, and replaced the US$1.5 billion debt shelf prospectus filed in March 2007. Prior to being replaced, the Company had issued US$1.0 billion of debt securities under the March 2007 U.S. debt shelf prospectus.

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In July 2007, TCPL redeemed, at par, all of the outstanding US$460 million 8.25 per cent preferred securities due 2047. The redemption occurred as a result of the five-year tolls settlement reached on the Canadian Mainline.

 In April 2007, TCPL issued US$1.0 billion of Junior Subordinated Notes (Junior Notes) maturing in 2067 and bearing interest of 6.35 per cent per year until May 15, 2017 at which time the interest on the Junior Notes will convert to a floating rate, reset quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 221 basis points. The Junior Notes remained outstanding at September 30, 2007 and had an effective interest rate of 6.51 per cent. TCPL has the option to defer payment of interest for one or more periods of up to ten years without giving rise to an event of default and without permitting acceleration of payment under the terms of the Junior Notes. If this were to occur, the Company would be prohibited from paying dividends during the deferral period. The Junior Notes are subordinated in right of payment to existing and future senior indebtedness and are effectively subordinated to all indebtedness and obligations of TCPL. The Junior Notes are callable at TCPL’s option at any time on or after May 15, 2017 at 100 per cent of the principal amount of the Junior Notes plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain events, the Junior Notes are callable earlier at TCPL’s option, in whole or in part, at an amount equal to the greater of 100 per cent of the principal amount of the Junior Notes plus accrued and unpaid interest to the date of redemption or at an amount determined by formula in accordance with the terms of the Junior Notes.

In April 2007, Northern Border established a US$250 million five-year bank facility. A portion of the bank facility was drawn to refinance US$150 million of senior notes that matured on May 1, 2007, with the balance available to fund Northern Border’s ongoing operations.

In March 2007, the Company filed debt shelf prospectuses in Canada and the U.S. qualifying for issuance $1.5 billion of medium-term notes and US$1.5 billion of debt securities, respectively. At September 30, 2007, the Company had issued no medium-term notes under the Canadian prospectus and had replaced the March 2007 U.S. debt shelf prospectus with a new US$2.5 billion U.S. debt shelf prospectus, as described above.

In March 2007, ANR Pipeline Company voluntarily withdrew from the New York Stock Exchange the listing of its 9.625 per cent Debentures due 2021, 7.375 per cent Debentures due 2024, and 7.0 per cent Debentures due 2025. With the delisting, which became effective April 12, 2007, ANR Pipeline Company deregistered these securities from registration with the SEC.

In February 2007, the Company established a US$1.0-billion committed, unsecured credit facility, consisting of a US$700-million five-year term loan and a US$300-million five-year, extendible revolving facility. A floating interest rate based on the three-month LIBOR plus 22.5 basis points is charged on the balance outstanding and a facility fee of 7.5 basis points is charged on the entire facility. The Company utilized US$1.0 billion from this facility and an additional US$100 million from an existing demand line to partially finance the ANR acquisition as well as its additional investment in PipeLines LP. At September 30, 2007, the Company had an outstanding balance of US$700 million on the credit facility and had repaid the demand line.

THIRD QUARTER REPORT 2007	TCPL [19

In February 2007, PipeLines LP increased the size of its syndicated revolving credit and term loan facility in connection with its Great Lakes acquisition. The amount available under the facility increased from US$410 million to US$950 million, consisting of a US$700-million senior term loan and a US$250-million senior revolving credit facility, with US$194 million of the senior term loan amount available being terminated upon closing of the Great Lakes acquisition. At September 30, 2007, US$517 million was outstanding under this facility. A floating interest rate based on the three-month LIBOR plus 55 basis points is charged on the senior term loan and a floating interest rate based on the one-month LIBOR plus 35 basis points is charged on the senior revolving credit facility. A facility fee of 10 basis points is charged on the US$250 million senior revolving credit facility. The weighted average interest rate at September 30, 2007 was 6.16 per cent.

In third quarter 2007, TCPL issued 1.7 million common shares to TransCanada resulting in proceeds of approximately $64 million.

In second quarter 2007, TCPL issued 1.3 million common shares to TransCanada resulting in proceeds of approximately $52 million.

Dividends

On October 29, 2007, TCPL’s Board of Directors declared a quarterly dividend for the quarter ending December 31, 2007 in an aggregate amount equal to the quarterly dividend to be paid on January 31, 2008 by TransCanada Corporation (TransCanada) on its issued and outstanding common shares at the close of business on December 31, 2007. The Board also declared regular dividends on TCPL’s preferred shares.

TransCanada’s Board of Directors also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment and Share Purchase Plan for the dividend payable January 31, 2008. TransCanada reserves the right to alter the discount or return to purchasing shares on the open market at any time. TCPL’s preferred shareholders may reinvest their dividends to obtain TransCanada common shares.

Changes in Accounting Policies

The Company’s Accounting Policies have not changed materially from those described in TCPL’s 2006 Annual Report and First and Second Quarter 2007 Quarterly Reports to Shareholders.

Contractual Obligations

As a result of TCPL’s acquisition of ANR, Pipelines’ future purchase obligations, primarily consisting of operating lease and purchase obligations, increased $225 million at September 30, 2007, compared to December 31, 2006.

THIRD QUARTER REPORT 2007	TCPL [20

The Company has entered into contracts to purchase pipe and supplies totalling approximately $2.3 billion for construction of the Keystone oil pipeline and other Pipeline projects.

Other than the above-mentioned commitments and future debt and interest payments relating to debt issuances and redemptions discussed in the Financing Activities section of this MD&A, there have been no other material changes to TCPL’s contractual obligations from December 31, 2006 to September 30, 2007, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in TCPL’s 2006 Annual Report.

Financial Instruments and Risk Management

Energy Price, Interest Rate and Foreign Exchange Rate Risk Management

The Company enters into various contracts to mitigate its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The contracts generally consist of the following.

•                Forwards and futures contracts - contractual agreements to buy or sell a specific financial instrument or commodity at a specified price and date in the future. The Company enters into foreign exchange and commodity forwards and futures to mitigate volatility in foreign exchange rates and power and gas prices, respectively.

•                Swaps - contractual agreements between two parties to exchange streams of payments over time according to specified terms. The Company enters into interest rate, cross-currency and commodity swaps to mitigate changes in interest rates, foreign exchange rates and commodity prices, respectively.

•                Options - contractual agreements to convey the right, but not the obligation, for the purchaser either to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period. The Company enters into option agreements to mitigate changes in interest rates, foreign exchange rates and commodity prices.

•                Heat rate contracts - contracts for the sale or purchase of power that are priced based on a natural gas index.

Energy Price Risk

The Company is exposed to energy price movements as part of its normal business operations, particularly in relation to the prices of electricity and natural gas. The primary risk is that market prices for commodities will move adversely between the time that purchase and/or sales prices are fixed, potentially reducing expected margins.

To manage exposure to price risk, subject to the Company’s overall risk management policies and procedures, the Company commits a significant portion of its supply to medium- to long-term sales contracts while reserving an amount of unsold supply to maintain flexibility in the overall management of its asset portfolio. The types of instruments used

THIRD QUARTER REPORT 2007	TCPL [21

include forwards and futures contracts, swaps, options, and heat rate contracts.

The Company continually assesses its power contracts and derivative instruments used to manage energy price risk. Contracts, with the exception of leases, have been assessed to determine whether they meet the definition of a derivative. Certain commodity purchase and sale contracts are derivatives but are not within the scope of the Canadian Institute of Chartered Accountants Handbook, Section 3855, as they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company’s expected purchase, sale or usage requirements (normal purchases and sales exception). As well, certain contracts are not within the scope of Section 3855 as they are considered to be executory contracts or meet other exemption criteria.

Natural Gas Inventory Price Risk

Effective April 1, 2007, TCPL began valuing its proprietary natural gas storage inventory at fair value, as measured by the one-month forward price for natural gas. In order to record inventory at fair value, TCPL has designated its natural gas storage business as a broker/trader business that purchases and sells natural gas on a back-to-back basis. The Company did not have any proprietary natural gas inventory prior to April 1, 2007.

The Company records its proprietary natural gas storage results in Revenues net of Commodity Purchases Resold. All changes in the fair value of the proprietary natural gas storage inventory are recorded in Inventories and Revenues. At September 30, 2007, $81 million of proprietary natural gas storage inventory was included in Inventories, which included $25 million related to changes in fair value of the proprietary natural gas storage inventory. Revenues included unrealized pre-tax losses related to the change in fair value of the proprietary natural gas storage inventory for the three and nine months ended September 30, 2007 of $2 million and $25 million, respectively. These losses were essentially offset by the change in fair value of the forward proprietary natural gas purchase and sale contracts.

TCPL manages its exposure to seasonal gas price spreads in its natural gas storage business by hedging storage capacity with a portfolio of third party storage capacity leases and proprietary natural gas purchases and sales. By matching purchase and sale volumes, TCPL locks in a margin and effectively eliminates its exposure to the price movements of natural gas.

Interest Rate Risk

The Company has fixed interest rate long-term debt, which subjects the Company to interest rate price risk, and has floating interest rate long-term debt, which subjects the Company to interest rate cash flow risk. To manage its exposure to these risks, the Company uses a combination of interest-rate swaps, forwards and options.

Investments in Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations with U.S. dollar-denominated debt, cross-currency swaps,

THIRD QUARTER REPORT 2007	TCPL [22

forward exchange contracts and options. At September 30, 2007, the Company had designated U.S. dollar-denominated debt with a carrying value of $3.4 billion (US$3.4 billion) and a fair value of $3.5 billion (US$3.5 billion) as a portion of this hedge and swaps, forwards and options with a fair value of $81 million (US$81 million) as net investment hedges.

Derivatives Hedging Net Investment in Foreign Operations
Asset/(Liability)
(millions of dollars)	September 30, 2007		December 31, 2006
		Notional or		Notional or
	Fair	Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial Instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	74	U.S. 350	58	U.S. 400
U.S. dollar forward foreign exchange contracts
(maturing 2007)	3	U.S. 100	(7)	U.S. 390
U.S. dollar options
(maturing 2007)	4	U.S. 100	(6)	U.S. 500

	81	U.S. 550	45	U.S. 1,290

(1) Fair values are equal to carrying values.

Fair Values

Fair values of financial instruments are determined by reference to quoted bid or asking price, as appropriate, in active markets. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. These include comparisons with similar instruments where market observable prices exist, option pricing models and other valuation techniques commonly used by market participants. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.

Realized and Unrealized Gains and Losses

At September 30, 2007, there were unrealized gains from unsettled derivative financial instruments of $172 million (December 31, 2006 - $41 million) included in Other Current Assets and $129 million (December 31, 2006 - $39 million) included in Other Assets. At September 30, 2007, there were unrealized losses from unsettled derivative financial instruments of $189 million (December 31, 2006 - $144 million) included in Accounts Payable and $239 million (December 31, 2006 - $158 million) included in Deferred Amounts. For the three and nine months ended September 30, 2007, Net Income included $35 million and $50 million, respectively, of realized gains from settled derivative financial instruments. For the three and nine months ended September 30, 2007, Net Income included $5 million and $21 million, respectively, of unrealized gains from unsettled derivative financial instruments.

THIRD QUARTER REPORT 2007	TCPL [23

Risk Related to Environmental Regulations

Effective July 1, 2007, industrial facilities in Alberta emitting more than 100,000 tonnes of carbon dioxide equivalent are required to reduce their greenhouse gas (GHG) emissions intensities by 12 per cent under the Specified Gas Emitters Regulation. Emitters have until March 31, 2008 to submit third party verified reports that establish how they have met their compliance obligations. Compliance options include acquisition of Alberta-based offsets (emissions reductions from uncapped sources); installation of capital or implementation of processes that result in decreases in emissions intensities; purchase of compliance instruments from other capped entities; and contributions to the Climate Change and Emissions Management Fund. TCPL is currently assessing its options for meeting its compliance obligations under the Alberta regulation.

TCPL anticipates that costs associated with GHG reduction targets impacting the Alberta System will be recovered through future tolls paid by customers on the Alberta System. Recovery of GHG compliance costs related to the Company’s power facilities in Alberta is ultimately dependent upon market prices for electricity. These GHG changes may have an impact on these market prices.

TCPL continues to be engaged in policy discussions at all levels with provincial, state and federal governments. There are several processes taking place, including assessment of significant infrastructure requirements, further development of broad policy elements (for example, domestic offset systems and management of the federal technology fund) and submission of third party audited compliance reports. TCPL is following developments in each of these processes. As provincial, state and federal government initiatives have the potential to significantly impact the energy industry, the Company continues to assess and monitor the implications to TCPL’s businesses.

Other Risks

Additional risks faced by the Company are discussed in the MD&A in TCPL’s 2006 Annual Report. TCPL’s market, financial and counterparty risks remain substantially unchanged since December 31, 2006.

Controls and Procedures

As of September 30, 2007, an evaluation was carried out under the supervision of, and with the participation of, management including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of TCPL’s disclosure controls and procedures as defined under the rules adopted by the SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of TCPL’s disclosure controls and procedures were effective as at September 30, 2007.

During the recent fiscal quarter, there have been no changes in TCPL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, TCPL’s internal control over financial reporting. With respect to the ANR acquisition completed in 2007, the Company expects to exclude ANR from its year-end assessment of internal controls over financial reporting.

THIRD QUARTER REPORT 2007	TCPL [24

Significant Accounting Policies and Critical Accounting Estimates

Since determining the value of certain assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Company’s consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment.

TCPL’s significant accounting policies and critical accounting estimates are the use of regulatory accounting for the Company’s rate-regulated operations and the policies the Company adopts to account for derivatives and depreciation and amortization expense. Effective January 1, 2007, the Company adopted the new accounting standards for financial instruments and hedges. For further information on the Company’s accounting policies and estimates refer to the MD&A in TCPL’s 2006 Annual Report and First and Second Quarter 2007 Quarterly Reports to Shareholders.

Outlook

Since the disclosure in TCPL’s 2006 Annual Report, the Company’s outlook is relatively unchanged except for the $46 million of income tax adjustments recorded in 2007 and the positive impact of the Settlement on the Canadian Mainline.

The recent strengthening of the Canadian dollar in relation to the U.S. dollar in 2007 is expected to have a negative foreign exchange impact on TCPL’s net earnings from its U.S. operations. However, an offsetting positive impact is expected due to the Company’s continued management of this exposure with interest on U.S. dollar debt and derivative activities. For further information on outlook, refer to the MD&A in TCPL’s 2006 Annual Report.

TCPL’s issuer rating assigned by Moody’s Investors Service (Moody’s) is A3 with a stable outlook. TCPL’s senior unsecured debt is rated A, with a stable outlook, by DBRS; A2, with a stable outlook, by Moody’s; and A-, with a stable outlook, by Standard & Poor’s.

Other Recent Developments

Pipelines

Keystone Oil Pipeline

On September 20, 2007, the Keystone oil pipeline project received NEB approval of its application to construct and operate the Canadian portion of the Keystone oil pipeline, including converting a portion of the Canadian Mainline to crude oil service from natural gas service. The NEB also approved the toll methodology and tariff for the Keystone oil pipeline. Keystone has also submitted applications for U.S. regulatory approvals at federal and state levels.

TCPL also intends to file an application with the NEB in November 2007 for additional pumping facilities required to expand Keystone from a nominal capacity of approximately 435,000 barrels per day to 590,000 barrels per day. TCPL has entered into or conditionally awarded contracts totalling approximately US$3.0 billion for major materials and pipeline construction contractors and is continuing to secure land access agreements. Based on the increased size

THIRD QUARTER REPORT 2007	TCPL [25

and scope of the project and updated cost information for materials and labour, the total capital cost of Keystone has been revised to approximately US$5.2 billion. The Company expects to begin construction in the spring of 2008.

North Baja

On October 2, 2007, TCPL’s North Baja pipeline received a certificate from the FERC authorizing it to expand and modify its existing system. The modification will facilitate the importation of regassified liquefied natural gas (LNG) from Mexico into the California and Arizona markets. The project will be completed in two phases. Phase I consists of minor modifications to the existing pipeline system to allow imported gas flows from an LNG terminal currently under construction in Mexico. This phase is expected to be completed and placed in service in early 2008. Phase II is expected to proceed following a capacity expansion of the LNG terminal and will require looping of much of the existing pipeline. Phase II is not expected to be placed in service earlier than 2011.

Alberta System

On July 11, 2007, TCPL applied to the Energy and Utilities Board (Alberta) (EUB) for approval to initiate negotiations with respect to the Alberta System revenue requirement, or components of the revenue requirement, with the intent of reaching a settlement for a term of up to three years commencing January 1, 2008. On July 31, 2007, the EUB approved this request and TCPL began negotiations with stakeholders in September 2007, which are ongoing. Concurrently, the Company is preparing to file a 2008 General Rate Application with the EUB in fourth quarter 2007.

In July 2007, the EUB approved an application for approval to construct approximately $300 million of new facilities on the Alberta System to initially serve the growing demand for natural gas in the Fort McMurray region of Alberta.

TCPL Coordinated Non-Binding Open Season

On October 10, 2007 TCPL announced a Non-Binding Open Season for firm transportation services on the Canadian Mainline System.  The open season, which runs to December 10, 2007, is occurring concurrently with separate non-binding open seasons that are offered by ANR, Great Lakes and Portland. These open seasons are seeking expressions of interest to transport gas between emerging North American supply sources, including the Rockies Express Pipeline, Michigan storage sites and market areas served by these pipelines.

TQM Facilities to Cacouna

In August 2007, TQM filed a preliminary information package with the NEB and the Canadian Environmental Assessment Agency with respect to construction of facilities required to connect the proposed LNG terminal at Gros Cacouna to the existing TQM system near Québec City. TCPL and TQM are expected to file applications with the NEB by the end of 2007 for approval to construct facilities required to connect the proposed LNG terminal to the existing TQM and Canadian Mainline infrastructure.

THIRD QUARTER REPORT 2007	TCPL [26

TQM Settlement / General Rate Application

Settlement negotiations for TQM’s 2007 revenue requirement, which commenced in the summer of 2006, have not resulted in a successful resolution to date. The preparation of a General Rate Application for 2007 and 2008 is ongoing and the Company expects to file the application with the NEB in November 2007.

Palomar

Palomar, a newly formed 50/50 joint venture between TCPL and Northwest Natural Gas Company (NW Natural), is proposing to build a pipeline from GTN’s mainline in central Oregon to connect with NW Natural’s pipeline southeast of Portland, Oregon. In August 2007, Palomar initiated the “pre-filing” process with the FERC. This process allows for consultation with U.S. state and federal agencies about the proposed route of the pipeline, prior to formally filing with the FERC for a Certificate of Public Convenience and Necessity, which is expected to occur in the second quarter of 2008.

Energy

Bruce Power Restart and Refurbishment

On August 29, 2007, Bruce Power and the OPA amended their existing Bruce A agreement to expand the scope of the Bruce A Restart and Refurbishment project by installing 480 new fuel channels in Unit 4. By replacing the fuel channels in Unit 4, Bruce Power will extend the expected operational life of the 750 MW unit from 2017 to 2036. Under this revised plan, Bruce Power expects to invest an additional $1 billion, resulting in a total investment in the restart and refurbishment program of approximately $5.25 billion. TCPL’s share is expected to be approximately $2.6 billion. Under the revised agreement, the OPA may elect to proceed with a three unit restart program prior to April 1, 2008 under certain conditions. Those conditions include the OPA determining that there will be insufficient transmission to accommodate all eight Bruce units by mid 2013.

Cartier Wind Project

In September 2007, Cartier Wind Energy Inc. (Cartier) received environmental approval to build its proposed $170-million Carleton wind farm on the Gaspé Peninsula of Québec. This approval allows Cartier to begin construction once all other permits are obtained. The 109.5 MW Carleton wind farm is the third project to be developed as a result of Hydro-Québec’s first wind energy call for tenders in 2004. The Cartier projects represent an investment of more than $1.1 billion in 740 MW of electricity generation in the province of Québec. TransCanada has a 62 per cent ownership in Cartier.

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Construction continues on the 100.5 MW Anse á Valleau wind farm and remains on schedule for completion by December 2007.

Cacouna Energy

On September 26, 2007, the Cacouna Energy project announced that the planned in-service date for the regassification terminal will be delayed from 2010 to 2012. Reasons for the delay include a need to assess the potential impacts of permit conditions, to review the facility design due to escalating costs and to coordinate terminal start-up with pipeline construction and the availability of LNG supply.

Kibby Wind Power Project

In October 2007, a Land Use Regulatory Commission Hearing concluded in Maine for the Kibby Wind Power Project, a proposed wind farm along Kibby Mountain and Kibby Range in the Boundary Mountains of Maine. The Kibby Wind Power Project includes 44 wind turbines and would be capable of producing approximately 132 MW of electricity. Subject to receipt of U.S. federal and state approvals, construction of the new facilities could begin in early 2008.

Belle Plaine Polygeneration Project

On October 5, 2007, TCPL announced that the Company and the Government of Saskatchewan will each provide up to $26 million for the engineering design of a proposed polygeneration plant near Belle Plaine, Saskatchewan. The plant, which would be owned and operated by TCPL, would use petroleum coke as feedstock to produce hydrogen, nitrogen, steam and carbon dioxide for fertilizer production and enhanced oil recovery, and to generate approximately 300 MW of electricity. The process would combine gassification and cogeneration technologies in a large industrial complex that would produce very low emissions, including significant capture and sequestration of carbon dioxide.

Under the agreement with the Government of Saskatchewan, TCPL is obligated to repay the $26 million provided by the Government of Saskatchewan if the project proceeds. If the project does not proceed, the loan is not repayable. The project has a targeted in-service date of 2013.

Share Information

As at September 30, 2007, TCPL had 525,191,392 issued and outstanding common shares.

THIRD QUARTER REPORT 2007	TCPL [28

Selected Quarterly Consolidated Financial Data(1)

(unaudited)	2007			2006				2005
(millions of dollars except per share amounts)	Third	Second	First	Fourth	Third	Second	First	Fourth

Revenues	2,210	2,212	2,249	2,091	1,850	1,685	1,894	1,771
Net Income Applicable to Common Shares
Continuing operations	320	254	263	268	293	244	244	349
Discontinued operations	–	–	–	–	–	–	28	–
	320	254	263	268	293	244	272	349

Share Statistics
Net income per share - Basic and Diluted
Continuing operations	$ 0.60	$ 0.49	$ 0.50	$ 0.56	$ 0.60	$ 0.51	$ 0.50	$ 0.72
Discontinued operations	–	–	–	–	–	–	0.06	–
	$ 0.60	$ 0.49	$ 0.50	$ 0.56	$ 0.60	$ 0.51	$ 0.56	$ 0.72

(1) The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year’s presentation.

Factors Impacting Quarterly Financial Information

In Pipelines, which consists primarily of the Company’s investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net earnings fluctuate over the long term based on regulators’ decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net earnings during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines and items outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

Significant items which impacted the last eight quarters’ net earnings are as follows.

•                In fourth quarter 2005, net earnings included a $115-million after-tax gain on the sale of P.T. Paiton Energy Company. In addition, Bruce A was formed and Bruce Power’s results were proportionately consolidated, effective October 31, 2005.

•                In first quarter 2006, net earnings included an $18-million after-tax bankruptcy claim settlement from a former shipper on the Gas Transmission Northwest System. In addition, Energy’s net earnings included contributions from the December 31, 2005 acquisition of the 756 MW Sheerness PPA.

THIRD QUARTER REPORT 2007	TCPL [29

•                In second quarter 2006, net earnings included $33 million of future income tax benefits ($23 million in Energy and $10 million in Corporate) as a result of reductions in Canadian federal and provincial corporate income tax rates. Pipelines’ net earnings included a $13-million after-tax gain related to the sale of the Company’s general partner interest in Northern Border Partners, L.P.

•                In third quarter 2006, net earnings included an income tax benefit of $50 million on the resolution of certain income tax matters with taxation authorities and changes in estimates. Energy’s net earnings included earnings from Bécancour, which came in service September 17, 2006.

•                In fourth quarter 2006, net earnings included $12 million related to income tax refunds and related interest.

•                In first quarter 2007, net earnings included $15 million related to positive income tax adjustments. In addition, Pipelines’ net earnings included contributions from the February 22, 2007 acquisition of ANR and additional interests in Great Lakes. Energy’s net earnings included earnings from the Edson natural gas facility, which was placed in service on December 31, 2006.

•                In second quarter 2007, net earnings included $16 million ($12 million in Corporate and $4 million in Energy) related to positive income tax adjustments resulting from changes in Canadian federal income tax legislation. Pipeline’s net earnings increased as a result of a settlement reached on the Canadian Mainline, which was approved by the NEB in May 2007.

•                In third quarter 2007, net earnings included $15 million of favourable income tax reassessments and associated interest income relating to prior years.